As filed with the Securities and Exchange Commission on March 4, 2025

Registration No. 333-283150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EMERGENT BIOSOLUTIONS INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	14-1902018
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

300 Professional Drive

Gaithersburg, Maryland 20879

(240) 631-3200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard S. Lindahl

Executive Vice President, Chief Financial Officer and Treasurer

Emergent BioSolutions Inc.

300 Professional Drive

Gaithersburg, Maryland 20879

(240) 631-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew C. Franker Julie M. Plyler Covington & Burling LLP One CityCenter 850 Tenth Street, N.W. Washington, D.C. 20001 (202) 662-6000	Jessica Perl Senior Vice President, General Counsel and Corporate Secretary Emergent BioSolutions Inc. 300 Professional Drive Gaithersburg, Maryland 20879 (240) 631-3200

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

This filing constitutes Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-283150), which was initially declared effective on December 4, 2024. This Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form S-1 (File No. 333-283150) of Emergent BioSolutions Inc. (the “Company”) originally filed on November 12, 2024 and declared effective by the Securities and Exchange Commission (the “SEC”) on December 4, 2024 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file as Exhibit 23.1 a consent of Ernst & Young LLP with respect to its report dated March 3, 2025 relating to the financial statements of the Company contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “Consent”) and included in Prospectus Supplement No. 1, dated March 4, 2025, and filed with the SEC pursuant to Rule 424(b)(3). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits

EXHIBIT INDEX

Exhibit Number		Exhibit Description

3.1		Third Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3 to the Company’s Quarterly Report on Form 10-Q filed on August 5, 2016).

3.2		Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3 to the Company’s Current Report on Form 8-K filed on August 16, 2012).

4.1		Description of the Company’s Securities (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed on March 4, 2025).

4.2		Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on October 20, 2006) (Registration No. 333-136622).

4.3		Indenture, dated as of August 7, 2020, by and among the Company, certain subsidiaries of the Company and U.S. Bank National Association, as trustee. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 7, 2020.

4.4		First Supplemental Indenture, dated as of August 30, 2024, by and among Emergent BioSolutions Inc., the subsidiary guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on September 3, 2024).

4.5		Form of 3.875% Senior Unsecured Note due 2028 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on August 7, 2020.) (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2020).

4.6		Form of Warrant (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on September 3, 2024).

5.1	#	Opinion of Covington & Burling LLP.

10.1		Equity Distribution Agreement, dated May 17, 2023 (incorporated by reference to Exhibit 10.2 to the 8-K filed on May 18, 2023).

10.2	††	Credit Agreement, dated as of August 30, 2024, by and among Emergent BioSolutions Inc., the lenders from time to time party thereto and OHA Agency LLC, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 3, 2024).

10.3	††	Credit Agreement, dated as of September 30, 2024, by and among Emergent BioSolutions Inc., certain of its subsidiaries, as borrowers, the lenders party thereto from time to time, and Wells Fargo Bank, National Association, as the agent (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on March 4, 2025).

10.4		Form of Subscription Agreement, dated August 30, 2024, between Emergent BioSolutions Inc. and the Subscribing Entities (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on September 3, 2024).

10.5		Warrant Agreement between Emergent BioSolutions Inc. and Broadridge Corporate Issuer Solutions LLC, as Warrant Agent, dated August 30, 2024 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on September 3, 2024).

Exhibit Number		Exhibit Description

10.6	†	Stock and Asset Purchase Agreement, dated July 31, 2024, between Emergent BioSolutions Canada Inc., a wholly owned subsidiary of the Company, and BTG International Inc., a wholly owned subsidiary of SERB Pharmaceuticals (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed on November 6, 2024).

10.7	*	Emergent BioSolutions Inc. Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on May 29, 2024).

10.8	*	Emergent BioSolutions Inc. Inducement Plan (incorporated by reference from Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on December 11, 2023).

10.9	*	Emergent BioSolutions Inc. Amended Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8, filed on June 5, 2023).

10.10	*	Executive Agreement, dated February 19, 2024 between Emergent BioSolutions Inc. and Joseph Papa (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 21, 2024).

10.11	*	Form of Letter Agreement, dated July 26, 2023 (incorporated by reference to Exhibit 99.1 to the 8-K filed on July 27, 2023).

10.12	*	Form of Amendment to Letter Agreement, dated April 23, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on April 26, 2024).

10.13	*	Form of Director Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on February 22, 2019).

10.14	*	Form of Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed on February 22, 2019).

10.15	*	Global Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed on February 19, 2021).

10.16	*	Global Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed on February 25, 2020).

10.17	††*	Form of 2022-2024 Performance-Based Stock Unit Award Agreement (incorporated by reference to Exhibit 10 to Current Report on Form 8-K filed on February 22, 2022).

10.18	††*	Form of 2023-2025 Performance Based Stock Unit Award Agreement (incorporated by reference to Exhibit 10 to Current Report on Form 8-K filed on March 23, 2023).

10.19	*	Form of Indemnity Agreement for Directors and Senior Officers (incorporated by reference to Exhibit 10 to the Company’s Current Report on Form 8-K filed on January 18, 2013).

10.20	*	Annual Bonus Plan for Executive Officers (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K filed on March 5, 2010).

10.21	*	Second Amended and Restated Senior Management Severance Plan (incorporated by reference to Exhibit 10 to the Company’s Current Report on Form 8-K filed on July 16, 2015).

10.22	†	Solicitation/Contract/Order for Commercial Items (the CDC BioThrax Procurement Contract), effective December 8, 2016, from the Centers for Disease Control and Prevention to Emergent Biodefense Operations Lansing LLC (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K, filed on February 28, 2017).

10.23		Modification No. 1, effective January 27, 2017, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on February 23, 2018).

10.24	†	Modification No. 2, effective February 23, 2017, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K filed on February 23, 2018).

10.25		Modification No. 3, effective March 22, 2017, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K filed on February 23, 2018).

10.26	†	Modification No. 4, effective April 5, 2017, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K filed on February 23, 2018).

10.27	†	Modification No. 5, effective September 8, 2017, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 3, 2017).

Exhibit Number		Exhibit Description

10.28	†	Modification No. 6, effective September 21, 2017, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.27 the Company’s Annual Report on Form 10-K filed on February 23, 2018).

10.29	†	Modification No. 7, effective February 26, 2018, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 4, 2018).

10.30		Modification No. 8, effective March 6, 2018, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 4, 2018).

10.31	†	Modification No. 9, effective June 6, 2018, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 3, 2018).

10.32	†	Modification No. 10, effective June 18, 2018, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 3, 2018).

10.33	†	Modification No. 11, effective June 20, 2018, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 3, 2018).

10.34	†	Modification No. 12, effective June 21, 2018, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on August 3, 2018).

10.35	†	Modification No. 13, effective September 21, 2018 to the CDC BioThrax Procurement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 2, 2018).

10.36	†	Modification No. 14, effective October 1, 2018, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.45 the Company’s Annual Report on Form 10-K filed on February 22, 2019).

10.37	†	Modification No. 15, effective December 7, 2018, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.46 the Company’s Annual Report on Form 10-K filed on February 22, 2019).

10.38	†	Modification No. 16, effective January 14, 2019, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.47 the Company’s Annual Report on Form 10-K filed on February 22, 2019).

10.39	††	Modification No. 17, effective June 13, 2019, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 2, 2019).

10.40	††	Modification No. 18, effective September 11, 2019, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.39 the Company’s Annual Report on Form 10-K filed on February 25, 2020).

10.41	††	Modification No. 19, effective January 6, 2020, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.40 the Company’s Annual Report on Form 10-K filed on February 25, 2020).

10.42	††	Modification No. 20, effective January 7, 2020, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.41 the Company’s Annual Report on Form 10-K filed on February 25, 2020).

10.43	††	Modification No. 21, effective January 7, 2020, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.45 the Company’s Annual Report on Form 10-K filed on February 19, 2021)

10.44	††	Modification No. 22 to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.46 the Company’s Annual Report on Form 10-K filed on February 19, 2021)

10.45	††	Modification No. 23, effective September 30, 2020, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.47 the Company’s Annual Report on Form 10-K filed on February 19, 2021)

10.46	††	Modification No. 24, effective February 2, 2021, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on November 5, 2021).

10.47	††	Modification No. 25, effective September 29, 2021, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on November 5, 2021).

10.48	††	Modification No. 26, effective November 1, 2021, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.48 the Company’s Annual Report on Form 10-K filed on February 25, 2022).

10.49	†	Modification No. 27, effective March 31, 2022, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on April 29, 2022).

10.50	†	Modification No. 28, effective April 14, 2022, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 2, 2022).

Exhibit Number		Exhibit Description

10.51	†	Modification No. 29, effective June 16, 2022, to the CDC BioThrax Procurement Contract (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on August 2, 2022).

10.52		Award/Contract, effective January 9, 2024 (BioThrax IDIQ Contract), from the United States Department of Defense to Emergent Biodefense Operations Lansing LLC. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 2, 2024).

10.53		Delivery Order 1, effective January 22, 2024 to the BioThrax IDIQ Contract (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 2, 2024).

10.54		Modification No. 1, effective February 13, 2024 to the BioThrax IDIQ Contract (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 2, 2024).

10.55		Modification No. 2, effective March 21, 2024 to the BioThrax IDIQ Contract (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on May 2, 2024).

10.56		Modification No. 3, effective December 13, 2024, to the BioThrax IDIQ Contract (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed January 8, 2025).

10.57	†	Award/Contract (the BARDA AV7909 Contract), effective September 30, 2016, from the BioMedical Advanced Research and Development Authority to Emergent Product Development Gaithersburg Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2016).

10.58	†	Modification No. 1, effective March 16, 2017, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 5, 2021)

10.59	†	Modification No. 2, effective August 29, 2018, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on November 5, 2021).

10.60	††	Modification No. 3, effective July 30, 2019, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2019).

10.61	††	Modification No. 4, effective March 3, 2020, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 1, 2020).

10.62	††	Modification No. 5, effective April 10, 2020, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 1, 2020).

10.63	††	Modification No. 6, effective July 13, 2020, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2020).

10.64	††	Modification No. 7, effective December 2, 2020, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2021).

10.65	††	Modification No. 8, effective March 22, 2021, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2021).

10.66	††	Modification No. 9, effective April 21, 2021, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2021).

10.67	††	Modification No. 10, effective June 10, 2021, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2021).

10.68	††	Modification No. 11, effective September 30, 2021, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on November 5, 2021).

10.69	††	Modification No. 12, effective December 2, 2021, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K filed on February 25, 2022).

10.70	††	Modification No. 13, effective March 30, 2023, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2023).

10.71	††	Modification No. 14, effective March 30, 2023, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2023).

10.72	†	Modification No. 15, effective October 6, 2023, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.80 to the Company’s Annual Report on Form 10-K filed on March 8, 2024).

Exhibit Number		Exhibit Description

10.73	†	Modification No. 16, effective November 21, 2023, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.81 to the Company’s Annual Report on Form 10-K filed on March 8, 2024).

10.74	††	Modification No. 17, effective June 26, 2024, to the BARDA AV7909 Contract (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on July 2, 2024).

10.75	††	Modification No. 18, effective December 12, 2024, to the BARDA AV909 Contract (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 8, 2025).

10.76	††	License Agreement, dated as of December 15, 2014, by and between Opiant Pharmaceuticals, Inc. (formerly known as Lightlake Therapeutics Inc.) and Adapt Pharma Operations Limited (incorporated by reference to Exhibit 10.76 to the Company’s Annual Report on Form 10-K filed on March 4, 2025).

10.77	†	Amendment No. 1 to License Agreement, dated as of December 13, 2016, by and between Opiant Pharmaceuticals, Inc. and Adapt Pharma Operations Limited (incorporated by reference to Exhibit 10.52 the Company’s Annual Report on Form 10-K filed on February 22, 2019).

10.78		Amendment No. 2 to License Agreement, dated December 15, 2014, by and between Opiant Pharmaceuticals, Inc. and Adapt Pharma Operations Limited, effective March 18, 2019 (incorporated by reference to Exhibit 10.1 the Company’s Quarterly Report on Form 10-Q filed on May 8, 2019).

10.79	††	Award/Contract, effective August 30, 2019 (ACAM2000 Contract), from the Assistant Secretary, U.S. Department of Health and Human Services (ASPR/OPM) to Emergent Product Development Gaithersburg Inc. (incorporated by reference to Exhibit 10.48 the Company’s Annual Report on Form 10-K filed on February 25, 2020).

10.80	††	Modification No. 1, effective, May 28, 2020 to the ACAM2000 Contract (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on July 31, 2020).

10.81	††	Modification No. 2, effective, October 28, 2020 to the ACAM2000 Contract (incorporated by reference to Exhibit 10.60 the Company’s Annual Report on Form 10-K filed on February 19, 2021).

10.82	††	Modification No. 3, effective, April 1, 2021 to the ACAM2000 Contract (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2021).

10.83	††	Modification No. 4, effective, July 13, 2021 to the ACAM2000 Contract (incorporated by reference to Exhibit 10.69 to the Company’s Annual Report on Form 10-K filed on February 25, 2022).

10.84	††	Modification No. 5, effective, September 29, 2021 to the ACAM2000 Contract (incorporated by reference to Exhibit 10.70 to the Company’s Annual Report on Form 10-K filed on February 25, 2022).

10.85	††	Modification No. 6, effective, November 1, 2021 to the ACAM2000 Contract (incorporated by reference to Exhibit 10.71 to the Company’s Annual Report on Form 10-K filed on February 25, 2022).

10.86	††	Modification No. 7, effective October 6, 2022, to the ACAM2000 Contract (incorporated by reference to Exhibit 10.92 to the Company’s Annual Report on Form 10-K filed on March 8, 2024).

10.87	†	Modification No. 8, effective November 21, 2022, to the ACAM2000 Contract (incorporated by reference to Exhibit 10.93 to the Company’s Annual Report on Form 10-K filed on March 8, 2024).

10.88	†	Modification No. 9, effective May 24, 2023, to the ACAM2000 Contract (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2023).

10.89	†	Modification No. 10, effective May 26, 2023, to the ACAM2000 Contract (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2023).

10.90	††	Modification No. 11, effective April 29, 2024, to the ACAM2000 Contract (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on May 1, 2024).

10.91	††	Modification No. 12, effective June 28, 2024, to the ACAM2000 Contract (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 2, 2024).

Exhibit Number		Exhibit Description

10.92	††	Work Order to Manufacturing Services Agreement, dated June 10, 2020, between Emergent Manufacturing Operations Baltimore, LLC and AstraZeneca Pharmaceuticals LP (included as part of AZ MSA) (incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2020).

10.93	††	Amendment No. 1, effective September 30, 2020, to AZ MSA (incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2020).

10.94	††	Amendment No. 2, effective October 30, 2020, to AZ MSA (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on April 30, 2021).

10.95	††	Amendment No. 3, effective November 25, 2020, to AZ MSA (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on April 30, 2021).

10.96	††	Amendment No. 4, effective January 21, 2021, to AZ MSA (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on April 30, 2021).

10.97	††	Change Order No. 1 to Work Order #5997-01, effective July 31, 2020, to AZ MSA (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2021).

10.98	††	Change Order No. 2 to Work Order #5997-01, effective August 04, 2020, to AZ MSA (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2021).

10.99	††	Change Order No. 4 to Work Order #5997-01, effective November 17, 2020, to AZ MSA (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2021).

10.100	††	Change Order No. 5 to Work Order #5997-01, effective September 16, 2020, to AZ MSA (incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2021).

10.101	††	Change Order No. 6 to Work Order #5997-01, effective October 13, 2020, to AZ MSA (incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2021).

10.102	††	Change Order No. 10 to Work Order #5997-01, effective March 10, 2021, to AZ MSA (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2021).

10.103	††	Change Order No. 13 to Work Order #5997-01, effective April 23, 2021, to AZ MSA (incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2021).

19		Insider Trading Policy (incorporated by reference to Exhibit 19 to the Company’s Annual Report on Form 10-K filed on March 4, 2025).

21		Subsidiaries of the Company (incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K filed on March 4, 2025).

23.1		Consent of Independent Registered Public Accounting Firm.

24.1		Power of Attorney (included on signature page of the original filing).

97.1		Emergent BioSolutions Compensation Recovery Policy, effective October 26, 2023 (incorporated by reference to Exhibit 10.224 to the Company’s Annual Report on Form 10-K filed on March 8, 2024).

107	#	Filing fee table.

	#	Previously filed.

	†	Confidential treatment granted by the SEC as to certain portions. Confidential materials omitted and filed separately with the SEC.

	††	Certain confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

	*	Management contract or compensatory plan or arrangement filed herewith in response to Item 15(a) of Form 10-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland, on March 4, 2025.

EMERGENT BIOSOLUTIONS INC.

By:	/s/ Richard S. Lindahl
Richard S. Lindahl
Executive Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Joseph C. Papa	President, Chief Executive Officer and Director (Principal Executive Officer)	March 4, 2025

* Richard S. Lindahl	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 4, 2025

* Zsolt Harsanyi, Ph.D.	Chairman of the Board	March 4, 2025

* Sujata Dayal	Director	March 4, 2025

* Donald DeGolyer	Director	March 4, 2025

* Neal Fowler	Director	March 4, 2025

* Keith Katkin	Director	March 4, 2025

* Ronald B. Richard	Director	March 4, 2025

* Louis W. Sullivan, M.D.	Director	March 4, 2025

* Marvin White	Director	March 4, 2025

* Kathryn C. Zoon, Ph.D.	Director	March 4, 2025

*By:	/s/ Richard S. Lindahl
Richard S. Lindahl
Attorney-in-Fact